Exhibit 99.1

Sanofi and Boehringer Ingelheim Enter Exclusive Negotiations on Business Swap : Sanofi Would Become a Global Leader in Consumer Healthcare and Boehringer Ingelheim Would Become Second largest Animal Health Company

Paris and Ingelheim - December 15, 2015 - Sanofi and Boehringer Ingelheim today announced that the companies have entered into exclusive negotiations to swap businesses. The proposed transaction would consist of an exchange of Sanofi animal health business (“Merial”) with an enterprise value of €11.4 bn and Boehringer Ingelheim consumer healthcare (CHC) business with an enterprise value of €6.7 bn. Boehringer Ingelheim CHC business in China would be excluded from the transaction. The transaction would also include a gross cash payment from Boehringer Ingelheim to Sanofi of €4.7 bn.

The transaction would allow Sanofi to become the number one ranked player in CHC with expected pro forma sales of approximately €5.1 bn in 2015(e) and a global market share close to 4.6%(1). Sales of Boehringer Ingelheim CHC business (excluding China) are estimated at about €1.6 bn for 2015 and are highly complementary with those of Sanofi CHC, both in terms of products and geographies. Boehringer Ingelheim CHC would improve the position of Sanofi in Germany and Japan where Sanofi CHC presence is limited, and expand Sanofi presence in its Priority Categories. Sanofi would gain access to iconic brands in Antispasmodics, Gastrointestinal, VMS and Analgesics, and attain critical mass in Cough & Cold. Sanofi CHC business in the US, Europe, Latin America and Eurasia would also expand significantly, giving it multiple leadership postions in key countries and/or on key product categories.

The animal health industry is a very attractive industry in terms of innovation, growth potential and profitability. Combining Merial’s and Boehringer Ingelheim’s complementary strengths would create the second largest player in the global animal health market with pro forma sales of approximately € 3.8 bn in 2015(e) with the ability to compete for global market leadership. The combined portfolios and technology platforms in anti-parasitics, vaccines and pharmaceutical specialities would place the combined company in the key growth segments of the industry. The species portfolios are highly complementary building on Merial’s expertise in companion animals and poultry and BI’s expertise in swine.

“In entering into exclusive negotiations with Boehringer Ingelheim, we have acted swiftly to meet one of the key strategic objectives of our roadmap 2020, namely to build competitive positions in areas where we can achieve leadership. This transaction would allow Sanofi to become a world leader in the attractive non-prescription medicines market and would bring a complementary portfolio with highly recognized brands, allowing for mid and long term value creation,” said Olivier Brandicourt, M.D., Chief Executive Officer, Sanofi. “I am confident that Boehringer Ingelheim will enable Merial to fully express and develop its potential in the attractive but competitive animal health market.”

Germany would become a key center of Sanofi CHC business, including in particular for Gastro-Intestinal and Cough & Cold categories that will benefit from the strong capabilities of Boehringer Ingelheim teams. Sanofi will pay particular attention to social matters as well as skills and people retention sensitivities.

“Boehringer Ingelheim’s strategic priority is to focus on the company’s core areas of expertise and businesses with an established global scale, or where a pathway to a global scale can be achieved and prioritized among Boehringer Ingelheim’s portfolio opportunities,” said Prof. Dr Andreas Barner, Chairman of the Board, Boehringer Ingelheim. “Boehringer Ingelheim Animal Health is and will stay strongly committed to bringing novel, innovation driven solutions to veterinarians and animal owners. Our combined Animal Health business would be well positioned for growth and emergence as a leader globally. I am confident that Sanofi will enable our CHC business to fully live its potential supported by highly professional and committed teams.”

Lyon would be a key operational center of Boehringer Ingelheim’s Animal Health business. Boehringer Ingelheim will commit to maintain business operations, R&D and Manufacturing Centers in France. As the U.S. market is an important part of Merial’s business, Boehringer Ingelheim would pay particular attention to sustain the momentum of the U.S. operations. Boehringer Ingelheim will give particular attention to social matters as well as skills and retention sensitivities.

The execution of definitive agreements is expected in the coming months following consultations with the relevant social bodies. Boehringer Ingelheim and Sanofi’s goal currently is to close the potential transaction in Q4 2016, subject to appropriate regulatory approvals.

Sanofi intends to use a portion of the net proceeds of the transaction to repurchase shares. Taking into account the anticipated CHC results, share buybacks and potential synergies, the overall transaction is expected to be business EPS neutral in 2017 and accretive in subsequent years.

About Boehringer Ingelheim’s CHC activities

Boehringer Ingelheim Consumer Healthcare is the 8th largest Consumer Healthcare business in the world. Sales of Boehringer Ingelheim’s CHC business were €1.4 bn in 2014, contributing 11 per cent to Boehringer Ingelheim’s net sales. It aims to create and drive inspiring and sustainable solutions that will efficiently develop compelling and true global brands for consumers.The leading brands of Boehringer Ingelheim’s CHC business are the antispasmodic Buscopan® (2014 sales of €219 million; mainly sold in Europe and Latin America), the laxative Dulcolax® (2014 sales of €204 million; sold in more than 40 countries with a strong presence in the U.S.), the multivitamins Pharmaton® (2014 sales of €133 million, with majority of sales in Latin America), the cough treatments Mucosolvan® (2014 sales of €165 million, mainly in China, Germany and Russia) and Bisolvon® (2014 sales of €101 million with a fragmented worldwide presence with largest countries being Spain and Italy) and the cold treatment Mucoangin®/Lysopaine® (2014 sales of €48 million).

About Sanofi CHC activities

Sales of Sanofi CHC business were €3.3 bn in 2014. The leading brands of Sanofi’s CHC business are the allergy products Allegra® (2014 sales of €350 million) and Nasacort® (2014 sales of €114 million), the pain killers Doliprane® (2014 sales of €310 million), No-Spa® (2014 sales of €109 million) and Dorflex® (2014 sales of €90 million), the digestive products Essentiale® (2014 sales of €235 million), Enterogermina® (2014 sales of €156 million) and Maalox® (2014 sales of €98 million), the feminine care product Lactacyd® (2014 sales of €104 million) and the vitamins, minerals and supplements Magné B6® (2014 sales of €88 million). In 2014, 52.6% of CHC sales were generated in emerging markets, 21.2% in the U.S. and 20.3% in Western Europe.

Sanofi and Boehringer Ingelheim combined worldwide CHC businesses - Priority Categories
(pro forma)

Source: Nicholas Hall & Company, FY 2014

Global Categories*	Segment size in €bn	Sanofi + BI CHC
Pain Care	13.2	#2
Allergy Solutions	3.1	#3
Cough & Cold Care	17.2	#6
Feminine Care	0.8	#1
Digestive health	14.4	#1
VMS(2)	27.6	#3

*As per Sanofi definition

About Merial

Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health and well-being of a wide range of animals. Merial employs 6,600 people and operates in more than 150 countries worldwide with €2.5 billion of sales expected in 2015.

Merial has three main business areas: pets, farm animals, and veterinary public health. Our pharmaceuticals and vaccines focus on disease prevention and overall health and wellness in animals, and target more than 200 diseases and conditions across a variety of species.

The main Merial brands in the field of pet health include Frontline®, Heartgard®, NexGard® and Purevax®; and in farm animals Vaxxitek®, Eprinex®, Ivomec®, Longrange®,  Circovac® and GastroGard®. Merial is a strategic partner for veterinary public health (VPH), providing governments with vaccines to control foot and mouth disease (FMD), Rabies and Blue Tongue Virus (BTV).

As part of our commitment to innovation and excellence, Merial has a global footprint with 13 R&D centers and 18 production sites. Working with global trends in mind, such as population growth, increased demand for animal proteins, needs of emerging markets, growing middle classes, resource constraints, and sustainability concerns, we aim to consciously and constantly innovate and provide solutions to our customers’ and animals’ needs.

For more information, please see www.merial.com

About Boehringer Ingelheim Animal Health

Boehringer Ingelheim Animal Health is the 6th largest animal health business in the world and is committed to providing leading innovative solutions to prevent, treat and cure animal diseases. With approximately 4,000 employees worldwide, Boehringer Ingelheim Animal Health achieved net sales of about € 1.13 billion in 2014. Main brands of Boehringer Ingelheim’s Animal Health portfolio are Ingelvac Circoflex® (2014 sales of € 260 million), Metacam® (2014 sales of € 93 million), Ingelvac PRRS® (2014 sales of € 74 million), Duramune® (2014 sales of € 69 million) and Vetmedin® (2014 sales of € 57 million), representing 8% of the corporation’s revenue base. From a regional perspective, Boehringer Ingelheim has its legacy as an Animal Health company in the US with most of its R&D and manufacturing infrastructure located there. Significant investments have been made recently in Hannover, Germany and are underway in China. The Boehringer Ingelheim Animal Health Business is currently holding strong positions in swine and cattle vaccines as well as in pharmaceutical specialties for animal use. In its research-driven Animal Health business, Boehringer Ingelheim continually invests more than 12% of net sales of the Animal Health business in R&D.

Boehringer Ingelheim and Merial combined businesses - priority categories (pro forma)

Global Categories*	Global segment size in €bn	Boehringer Ingelheim + Merial
Small Animals	7,1	#1
Ruminants	5,8	#4
Swine	2,6	#1
Poultry	2,4	#3
Equine	0,6	#1

*As per Boehringer Ingelheim definition

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Boehringer Ingelheim

The Boehringer Ingelheim group is one of the world’s 20 leading pharmaceutical companies. Headquartered in Ingelheim, Germany, Boehringer Ingelheim operates globally with 146 affiliates and a total of more than 47,700 employees. The focus of the family-owned company, founded in 1885, is researching, developing, manufacturing and marketing new medications of high therapeutic value for human and veterinary medicine.

Social responsibility is an important element of the corporate culture at Boehringer Ingelheim. This includes worldwide involvement in social projects, such as the initiative “Making more Health” and caring for the employees. Respect, equal opportunities and reconciling career and family form the foundation of the mutual cooperation. In everything it does, the company focuses on environmental protection and sustainability.

In 2014, Boehringer Ingelheim achieved net sales of about 13.3 billion euros. R&D expenditure corresponds to 19.9 per cent of its net sales.

For more information please visit www.boehringer-ingelheim.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form

20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

(1) Nicholas Hall & Company, MAT Q3 2015

(2) Vitamins, minerals and supplements

Contacts Sanofi:

Media Relations	Investor Relations
Laurence Bollack	Sébastien Martel
Tel: +33 (0) 1 53 77 46 46	Tel: +33 (0)1 53 77 45 45
mr@sanofi.com	IR@sanofi.com

Contacts Boehringer Ingelheim:

Media Relations

Dr Ralph Warsinsky

Tel: + 49 6132 77 7051

Mobile: +49 178 290 8561

press@boehringer-ingelheim.com